TABLE OF CONTENTS

SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934
(AMENDMENT NO.   )

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SECOND BANCORP INCORPORATED
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108 Main Avenue, S.W.
Warren, Ohio 44481

April 2, 2001

NOTICE OF ANNUAL SHAREHOLDERS MEETING

TO THE SHAREHOLDERS OF SECOND BANCORP INCORPORATED:

Notice is hereby given that the Annual Meeting of Shareholders of Second Bancorp Incorporated, will be held in Room 117 of the Technology Building, Kent State University — Trumbull Campus, 4314 Mahoning Ave., NW, Warren, Ohio on Tuesday, May 8, 2001, at 1:30 p.m**. A map indicating the location of the Annual Meeting can be found on the back cover of this combined Notice and Proxy Statement.** The purposes of the Annual Meeting will be:

1. To fix the number of directors at eleven (11);

2. To elect six (6) directors of the Corporation to serve until the 2003 Annual Meeting of Shareholders or until resignation or removal;

3. To ratify the appointment of Ernst & Young LLP as the independent certified public accountants of Second Bancorp Incorporated for 2001; and

4. To transact such other business as may come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 15, 2001 as the record date for the meeting. Only those shareholders of record as of the close of business on that date are entitled to notice of and to vote at the meeting.

WHETHER OR NOT YOU CONTEMPLATE ATTENDING THE ANNUAL SHAREHOLDERS MEETING, THE BOARD OF DIRECTORS URGES YOU TO SIGN AND RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE.

YOU MAY REVOKE THE PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY NOTICE IN WRITING DELIVERED TO THE SECRETARY OF SECOND BANCORP OR BY EXECUTION OF A LATER DATED PROXY. IF YOU ATTEND THE MEETING, YOU MAY CHOOSE TO WITHDRAW YOUR PROXY AND VOTE IN PERSON AT THE MEETING.

A proxy statement is submitted herewith.

Christopher Stanitz
Secretary of Second Bancorp Incorporated



SECOND BANCORP INC.

108 Main Avenue, S.W.
Warren, Ohio 44481
April 2, 2001

PROXY STATEMENT

The Annual Meeting of Shareholders (the "Annual Meeting") of Second Bancorp Incorporated ("Second Bancorp", the "Company", or the "Corporation"), will be held Tuesday, May 8, 2001, at 1:30 p.m. in Room 117 of the Technology Building, Kent State University — Trumbull Campus, 4314 Mahoning Ave., NW, Warren, Ohio. **A map indicating the location of the Annual Meeting can be found on the back cover of this combined Notice and Proxy Statement.** This Proxy Statement is being mailed on or about April 2, 2001.

Only those shareholders of record at the close of business March 15, 2001 will be entitled to vote.

The solicitation of proxies will be made by mail except for any incidental solicitation by officers and representatives of Second Bancorp by personal interviews or by telephone. Second Bancorp will bear the cost of the solicitation of proxies, and it may reimburse brokers and others for their expenses in forwarding solicitation material to beneficial owners of Second Bancorp.

COMMON STOCK OUTSTANDING

As of the record date for the Annual Meeting there were 10,000,760 shares of common stock outstanding, of which 9,931,842 shares are entitled to vote. The remaining 68,918 shares are held by Second National Bank, Second Bancorp's wholly owned subsidiary (the "Bank"), in certain fiduciary capacities and cannot be voted.

The general corporation law of Ohio provides that if notice in writing is given by a shareholder to the president, a vice president, or secretary of the Corporation not less than 48 hours before the time fixed for holding the meeting, that the shareholder desires the voting at such election to be cumulative, and an announcement of such notice is made upon the convening of the meeting by the chairman of the meeting, or by or on behalf of the shareholder giving such notice, then each shareholder shall have cumulative voting rights in the election of directors. Proxies solicited by the Board of Directors will be voted cumulatively, if necessary. For all other purposes, each share is entitled to one vote.

SECURITY OWNERSHIP

As of the record date, the table below identifies "persons" or groups, as the term is used in section 13(d)(3) of the Securities and Exchange Act of 1934, who own of record or beneficially more than five percent of any class of Second Bancorp voting securities and the number of shares thereof owned directly or beneficially by all Second Bancorp directors and officers as a group as of the record date (unless otherwise indicated).

Title of Class	Name of Record or Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Second National Bank in fiduciary capacity for the benefit of trust customers.	826,498.643 shares (1)	8.26%
Common Stock	Second Bancorp's officers and directors as a group.(2)	1,340,301.546 shares (3)	13.02%

(1)   Shares held beneficially as of December 31, 2000 (as indicated on an SEC Schedule 13G, a copy of which was delivered to the Company) in fiduciary capacity for various trust customers of Second National Bank. None of the beneficial owners through Second National's Trust Department owns or controls five percent or more of the voting securities of the Company.

(2)   Shares directly or beneficially owned as of the record date. The officer and director group comprises 19 individuals.

(3)   Officer and director shareholdings include outstanding stock options exercisable as of the record date. Figure includes all directly owned shares and all shares deemed beneficially owned by individuals in the officer and director group, whether or not disclaimed by the officer or director in question.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Under Securities laws of the United States, Second Bancorp's directors, its executive (and certain other) officers, and any persons holding more than ten percent of any class of Second Bancorp security are required to report their ownership of Second Bancorp securities and any changes in that ownership to the Securities and Exchange Commission and to Nasdaq on a timely basis. Second Bancorp is required to report in this Proxy Statement any failure to make the necessary filing as and when due. In making the following statement, Second Bancorp has relied on the written representations of its incumbent directors and officers and copies of reports known by the Company to have been filed with the SEC. During 2000, all of the required filings were made on a timely basis.

EXECUTIVE COMPENSATION

Under proxy rules and regulations promulgated by the Securities and Exchange Commission, publicly held corporations are required to disclose to their shareholders certain information concerning, or deemed relevant to, compensation paid to its Named Officers (as defined in the next sentence) and to present that information in tabular and graphic form. The first table contains a summary of annual and long-term compensation for services in all capacities to Second Bancorp and its subsidiary for calendar years 2000, 1999, and 1998 of those persons who were, at December 31, 2000, (i) the chief executive officer and (ii) the four other most highly compensated executive officers of Second Bancorp and its subsidiary (the "Named Officers"). Alan G. Brant served as Second Bancorp's Chief Executive Officer until May 9, 2000 when he was succeeded by R. L. (Rick) Blossom. Mr. Brant, who continues to serve as Chairman of Second Bancorp, retired as an employee of the Company and the Bank effective September 30, 2000.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation			Long Term Compensation	
					Securities	
				Other Annual	Underlying Option	All Other
	Year	Salary	Bonus (1)	Comp. (2)	Awards (3)	Compensation (4)
R. L. (Rick) Blossom,(5)	2000	$400,000	$150,000	NA	10,000	$272,221(6)
President and Chief	1999	$ 28,974	$ 12,500	$10,539	10,000	$ 0
Executive Officer of	1998	—	—	—	—	—
Second Bancorp and						
President, CEO and						
Director of Second						
National Bank						
David L. Kellerman,	2000	$150,065	$ 30,800	NA	10,000	$ 4,270
Treasurer of Second	1999	$121,333	$ 50,000	NA	9,800	$ 3,462
Bancorp and Executive	1998	$108,500	$ 42,000	NA	10,900	$ 4,076
Vice President, Chief						
Financial Officer and						
Director of Second						
National Bank						
Christopher Stanitz,	2000	$129,733	$ 25,641	NA	10,000	$ 5,575
Executive Vice President	1999	$123,750	$ 35,000	NA	9,800	$ 651
and Secretary of Second	1998	$114,125	$ 30,000	NA	10,900	$ 651
Bancorp and Vice Pres-						
ident of Second National						
Bank						

SUMMARY COMPENSATION TABLE (Cont.)

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | All Other Compensation (4) |
		Salary	Bonus (1)	Other Annual Comp. (2)	Securities Underlying Option Awards (3)	
Diane C. Bastic, Executive Officer of Second Bancorp and Senior Vice President of Second National Bank	2000	$119,033	$ 23,331	NA	8,000	$ 7,331
	1999	$113,500	$ 38,000	NA	9,000	$ 7,162
	1998	$106,667	$ 33,000	NA	10,600	$ 6,776
Myron Filarski, (7) Executive Officer of Second Bancorp and Senior Vice President of Second National Bank	2000	$115,584	$ 22,426	$ 22,430(8)	8,000	$ 875
	1999	$ 65,333	$ 32,284	NA	5,000	$ 245
	1998	—	—	—	—	—
Alan G. Brant, (9) Chairman of Second Bancorp and Director of Second National Bank	2000	$225,000	$ 0	$114,317(10)	1,000	$195,987(11)
	1999	$286,669	$125,000	$ 64,277	10,000	$ 8,772
	1998	$267,500	$ 90,000	NA	11,300	$ 9,628

---

(1)   Includes amounts earned for the indicated year but actually paid during the following year.

(2)   Proxy Rules require disclosure of Other Annual Compensation if it exceeds, in the aggregate, 10% of the Named Officer's total base salary and bonus for the year in question.

(3)   Stock option awards for 1998 were granted in two separate sets. The first set was granted February 3, 1998 under the Company's former incentive stock option plan. The second set was granted November 20, 1998 under the Company's successor non-qualified stock option plan approved by shareholders at the 1998 Annual Meeting.

(4)   Amounts reported for 2000 include the sum of the Company's contributions on behalf of each of the Named Officers under the Company's employee savings plan ($4,700, $3,783, $4,942, $6,773, $0 and $7,875 respectively for Blossom, Kellerman, Stanitz, Bastic, Filarski and Brant) and executive long term disability plan ($3,271, $487, $651, $558, $875 and $2,128 respectively for Blossom, Kellerman, Stanitz, Bastic, Filarski and Brant,).

(5)   Mr. Blossom joined the Company on December 6, 1999 and has served as Chief Executive Officer since May 9, 2000. Compensation paid to Mr. Blossom in 1999 represented the pro rata portion of his contractual base salary and bonus for 2000.

(6)   In addition to sums indicated in footnote (4) above, includes $14,250 in moving and relocation expenses and $250,000 paid to Mr. Blossom in compensation for foregone benefits from his former employment (see the "Certain Agreements with Executive Officers" section of this proxy statement for additional detail).

(7)   Mr. Filarski joined the Company on June 1, 1999.

(8)   Includes $10,376 in club and social dues and $9,469 in supplemental executive medical insurance coverage paid on Mr. Filarski's behalf.

(9)   Mr. Brant also received fees in the amount of $1,925 for 2000, $0 for 1999 and $9,700 for 1998 in compensation for his services as a director of Second Bancorp. Effective January 1, 1999, Second Bancorp discontinued the payment of fees to employee directors. Director fees paid to Mr. Brant in 2000 were in compensation for services performed after the date of his retirement.

(10)   Includes payments to Mr. Brant during 2000 in the aggregate amount of $85,702 under his Deferred Compensation Agreement with the Company dated March 15, 1999.

(11)   In addition to sums indicated in footnote (4) above, includes $185,984 paid to Mr. Brant in settlement (dollar-for-dollar without premium or discount) of the Company's remaining obligation to him under his employment agreement (see the "Certain Agreements with Executive Officers" section of this proxy statement for additional detail).

OPTION GRANTS DURING 2000

Second Bancorp's 1998 Non-Qualified Stock Option Plan (the "NQSO Plan") was approved by action of the Company's shareholders at the May 12, 1998 Annual Meeting. Upon approval by the shareholders, the NQSO Plan replaced the Company's Stock Option Incentive Plan approved by the shareholders on May 14, 1991 and amended May 14, 1994. The following table contains information on non-qualified stock options granted during 2000 to the Named Officers and their potential realizable value.

Name	Number of Securities Underlying Options Granted (1)	% of Total Options Granted to Employees (2)	Exercise or Base Price (3)	Expiration Date (4)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
R. L. Blossom	10,000	14.7%	$22.344	12/31/09	$ 140,520	$ 356,110
D. L. Kellerman	10,000	14.7%	$13.657	6/20/10	$ 85,890	$ 217,660
C. Stanitz	10,000	14.7%	$13.657	6/20/10	$ 85,890	$ 217,660
D. C. Bastic	8,000	11.8%	$13.657	6/20/10	$ 68,712	$ 174,128
M. Filarski	8,000	11.8%	$13.657	6/20/10	$ 68,712	$ 174,128
A. G. Brant	1,000	1.5%	$13.657	6/20/10	$ 8,589	$ 21,766
ALL COMMON SHAREHOLDERS	NA	NA	NA	NA	$85,896,528	$217,676,542

_____

(1) The reported stock options were granted on January 1, 2000 to Mr. Blossom and on May 21, 2000 to each of the other Named Officers.

(2) Options granted to non-employee directors under the NQSO Plan are excluded from the calculation.

(3) The base price of each awarded option is equal to the mean of the "bid" and "ask" price of the Corporation's common stock on the date the option was granted.

(4) Notwithstanding the stated expiration date, all stock options held by an individual terminate if that person ceases to be an employee for any reason other than death, disability, or retirement. By terms of the NQSO Plan, in the event of death, disability, or retirement options must be exercised by the recipient or, as the case may be, by the recipient's representative no later than the earlier of the expiration date of the option or the third anniversary date of the event (but see the "Certain Agreements with Executive Officers" section of this proxy statement for additional detail concerning stock options held by Mr. Brant).

AGGREGATE OPTION EXERCISES IN 2000 AND YEAR-END OPTION VALUES

The following table contains information on the value realized by the Named Officers during 2000 on their exercise of stock options and the number and value of unexercised stock options at year-end 2000. Except as reported herein, the Named Officers held no other equity-based compensation units outstanding at the end of 2000.

			Number of Securities Underlying Unexercised Options at Year-End 2000 (1)		Value of Unexercised In-The-Money Options at Year-End 2000	
Name	**Shares Acquired on Acquired on Exercise**	**Value Value Realized**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
R. L. (Rick) Blossom (2)	0	$ 0	20,000	0	$ 0	NA
David L. Kellerman	0	$ 0	27,700	10,000	$ 0	$8,430
Christopher Stanitz	0	$ 0	46,100	10,000	$53,921	$8,430
Diane C. Bastic	0	$ 0	32,500	8,000	$ 6,797	$6,744
Myron Filarski	0	$ 0	5,000	8,000	$ 0	$6,744
Alan G. Brant	0	$ 0	36,300	1,000	$ 7,965	$ 843

(1) Where appropriate, the number of options have been adjusted for stock splits.

(2) Under the terms of his employment agreement with the Company (as further described in the “Certain Agreements with Executive Officers” section of this proxy statement), Mr. Blossom is entitled to receive performance restricted shares over a five year period. The number of shares receivable will be determined by the Company’s return on assets (ROA) and earnings per share (EPS) performance during that period.

REPORT OF THE COMPENSATION AND ORGANIZATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation and Organization Committee of the Board of Directors (the “Committee”) is a standing committee of Second Bancorp Incorporated and subsidiary Second National Bank (together referred to in this report as the “Company”), and is composed of independent directors John A. Anderson (Committee Chairman), Cloyd J. Abruzzo, and David A. Allen, Jr. Prior to his death in January 2001, independent director Robert J. Webster also served on the Committee. The Committee reviews and approves all officer compensation levels with a view toward attracting and retaining qualified, competent executives to lead the Company in pursuit of its business objectives and to enhance long-term shareholder value.

Executive Officer Compensation

The Company’s executive officer compensation program comprises base salaries, cash incentive bonuses and long-term incentives in the form of stock option grants.

Base Salary. Each executive officer’s salary level is reviewed annually based upon performance of functional responsibilities, contribution to corporate strategic goals, experience, and demonstrated capabilities. Measurements of performance may be quantitative and/or qualitative depending upon the content of the job under evaluation.

Cash Incentive Bonus. With the exception of the Company’s current and former Chief Executive Officers whose compensation is discussed elsewhere in this report, the Company paid cash bonuses to its executive officers under a formal Performance Incentive Compensation Program (PIC) adopted by the Committee in January 2000. Incentive bonuses paid under the PIC were based primarily on objective criteria tied to Second Bancorp’s consolidated financial

performance (75%) and secondarily on discretionary considerations focusing on the executive's demonstrated capabilities, individual contribution to the Company, and experience (25%). Targeted bonuses under the PIC were 35% of the executive's base salary. The objective criteria used for determining bonuses under the PIC in 2000 were, on an adjusted operating basis, (i) actual return on assets and return on equity compared to budget, (ii) the rate of earnings per share growth compared to a select group of high performing peers, and (iii) actual efficiency ratio compared to budget. Cash incentive bonuses were paid under the PIC during February 2001 for performance in 2000 to eight individuals.

The PIC Program has been re-adopted by the Committee for 2001 and will determine cash incentive bonuses paid to the Chief Executive Officer as well as to the Company's other executives.

Stock Option Grants. To achieve long-term enhancement of shareholder value, the Company has an incentive program under which non-qualified stock options ("NQSOs") may be granted to employees of the Company, including executive officers. NQSOs are awarded by the Committee under Second Bancorp's 1998 Non-Qualified Stock Option Plan approved by shareholders on May 12, 1998 as amended from time to time (the "Plan"). NQSOs are awarded under the Plan on dates and at exercise prices determined by the Committee, such price to be no less than the mean of the "bid" and "ask" prices of Second Bancorp's common shares on the grant date. Options are awarded for ten-year periods but are not exercisable during the first year following their grant.

Options are awarded subjectively with the Committee taking into consideration the same attributes that are considered in setting salaries and determining the discretionary portion of cash incentive bonuses. During 2000, a total of 68,000 options representing a like number of Second Bancorp shares were awarded to executives under the Plan.

Performance Restricted Shares. Pursuant to the terms of an employment agreement between the Company and R. L. (Rick) Blossom, President and Chief Executive Officer of Second Bancorp and subsidiary Second National Bank, the Company will award Mr. Blossom shares of Second Bancorp restricted stock upon the attainment of Company-wide return on asset (ROA) and earnings per share (EPS) goals. The Committee believes this incentive will more closely align this key executive's interest with the financial interests of the shareholders by focusing on improvement in indicators of financial performance which tend to have a direct impact on the market value of the Company's stock. The terms of Mr. Blossom's employment and related agreements are more fully discussed in the "Certain Agreements with Executive Officers" section of this proxy statement.

Chief Executive Officer Compensation

Second Bancorp's Chief Executive Officer, R. L. (Rick) Blossom, was elected to that position in May of 2000 succeeding former Chief Executive Officer Alan G. Brant.

Measurements employed in determining compensation paid to the Company's chief executive officer are generally similar to those applicable to other executive officers, but also include performance in attracting, developing, retaining, and motivating key management members critical to the achievement of the Company's short and long-term growth, earnings, and strategic goals. Elements of the chief executive officer's compensation thus set by the Committee are reviewed by the remaining outside members of the Board.

The base salary paid Mr. Brant in 2000 (as indicated in the Executive Compensation Table in this proxy statement) under his employment agreement extending through March 31, 2001 was a direct and indirect reflection of his contribution to the Company's progress and performance during the year and, to a lesser extent, salaries and bonuses paid to chief executive officers of banking institutions similar to the Company in size and market area. No cash incentive bonus was paid to Mr. Brant for performance in 2000. Total base salary and bonus compensation paid to Mr. Brant for 2000 represented a decrease from the prior year to reflect a reduction in his functional responsibilities since Mr. Blossom's initial election in December 1999.

The base salary and cash incentive bonus paid Mr. Blossom in 2000 (as indicated in the Executive Compensation Table in this proxy statement) was specified in his employment agreement entered into with the Company on December 6, 1999 (as further described in the "Certain Agreements with Executive Officers" section of this proxy statement) and reflects the Committee and Board of Director's assessment of Mr. Blossom's value to the Company and the then current market for highly qualified senior executive managers. His base salary and cash incentive bonus for 2001 will be determined respectively by (i) the Committee and Board's application of the measurements for chief executive officer compensation discussed above, and (ii) the PIC.

Since stock option grants depend upon increases in the Company's common stock price to have value to recipients, such grants are viewed by the Committee as integral components of Mr. Blossom's (and other key executives') compensation arrangement. Though the market price of the Company's stock did not fair well during 2000, we continue to believe options are a highly effective tool in directly aligning executives' financial interests with those of the Company's shareholders.


John A. Anderson, Chairman
Cloyd J. Abruzzo
David A. Allen, Jr.


COMMON STOCK PERFORMANCE GRAPH

Supplemental to the executive compensation information presented in this Proxy Statement, the following is a five year comparison of total return to Second Bancorp common shareholders with appropriate broad-based market indexes and an index of stock performance by a peer group of publicly traded companies. The graph compares year-end total shareholder returns, assuming dividends are reinvested, for the five-year period ending December 31, 2000 for Second Bancorp common stock with the Nasdaq Bank Stocks Index (Nasdaq Banks), the Nasdaq Stock Market Index (Nasdaq Market), and the Russell 2000 Index (Russell 2000). The Nasdaq Bank Stocks Index is an index of total stock return for all domestic banks traded on the Nasdaq. The Nasdaq Stock Market Index is a broad-based index of total stock return for all U.S. companies traded on the Nasdaq National Market. The Russell 2000 Index is a broad-based index of total stock return for 2,000 domestic companies having market capitalizations which are generally comparable with the Company's.



	YE '95	YE '96	YE '97	YE '98	YE '99	YE '00
Second Bancorp	$100	$110.20	$182.50	$163.10	$167.80	$113.10
Nasdaq Banks	$100	$132.00	$221.10	$219.60	$211.10	$241.10
Nasdaq Market	$100	$123.00	$150.70	$212.50	$394.90	$237.60
Russell 2000	$100	$116.50	$142.50	$138.90	$168.40	$163.40


7


BOARD OF DIRECTORS AND
BOARD COMMITTEES

During 2000 there were six meetings of the Board of Directors. Each incumbent director and director nominee was present at more than 75 percent of the number of meetings of the Board of Directors.

In August 2000, the Boards of Directors of Second Bancorp and its banking subsidiary Second National Bank formed a joint Ad Hoc Committee for the purpose of conducting a comprehensive review of the manner in which both boards and their committees are organized and governed and, if warranted, to make recommendations with respect thereto to the Boards for consideration. On December 12, 2000, the Second Bancorp Incorporated Board of Directors Guidelines on Governance (see **Annex 1**) were unanimously adopted by the Board and will be phased in through the date of the 2001 Annual Meeting of Shareholders. Similar guidelines were adopted by and for the Second National Bank Board of Directors.

Standing committees of the Second Bancorp Board of Directors are the Nominating and Governance Committee, the Directors Compensation & Organization Committee and the Audit Committee (a joint committee with the Second National Bank Board). As provided in the Board Guidelines on Governance, committee membership is limited to independent directors. Currently: the Nominating and Governance Committee comprises Directors Wean, III (Chairman), Allen, Harbert and Pogue; the Directors Compensation & Organization Committee comprises Directors Anderson (Chairman), Allen and Bank independent Director Cloyd J. Abruzzo; and the Audit Committee comprises Directors Gibson (Chairman), Harbert, Wean, III and independent Bank Director Robert C. Lewis, Jr. As required by SEC and Nasdaq rules and regulations, the Charter of the Audit Committee of the Board of Directors is contained in **Annex 2** to this proxy statement.

DIRECTOR COMPENSATION

Each non-employee director of Second Bancorp received $5,000 for services as a member of the Board of Directors in 2000 and $500 for each board or committee meeting attended. Committee chairmen received an additional $2,500 annual fee for services performed. In addition, each director participates in the Company's 1998 Non-Qualified Stock Option Plan approved by the shareholders on May 12, 1998 (the "NQSO Plan"). Under the NQSO Plan, non-employee directors are entitled to receive options to purchase 1,000 shares of Second Bancorp common stock (i) upon initial election or appointment to the Board of Directors, and (ii) on the date of each annual meeting of the Company's shareholders provided, however, that non-employee directors are not eligible to receive more than 1,000 options under the NQSO Plan during any given calendar year. Options granted under the NQSO Plan are for ten year periods, are not exercisable until the first anniversary date of the grant and are exercisable at a price not less than the mean of the "bid" and "ask" price of the Company's stock on the date the options are awarded. On May 9, 2000 each non-employee director received 1,000 options to purchase Company stock at $14.875 per share under the NQSO Plan.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board ("Committee") assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of Second Bancorp Incorporated ("Company").

The Committee obtained a written statement from the independent auditors describing all relationships between the auditors and Second Bancorp that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. During the year ended December 31, 2000, the Committee met five times.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement of Auditing Standards 61.

The Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2000, with management and the independent auditors. Management has the responsibility for the preparation of the financial statements and the independent auditors have the responsibility for the examination of those statements.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder ratification, the selection of the Company's independent auditors.

John C. Gibson, Chairman
Norman C. Harbert
Robert C. Lewis, Jr.
R. J. Wean, III

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees billed to Second Bancorp and Second National Bank for services performed during 2000 by the Company's principal accounting firm, Ernst & Young LLP:

Audit Fees	$105,500
Financial Information Systems Design and Implementation Fees	$ 0
All Other Fees	$339,914(*)
Total Fees	$445,414
(*) of which $17,450 was audit related	

The Audit Committee has determined that the provision of these services was compatible with maintaining the principal accountant's independence.

PENSION PLAN

Second Bancorp has no pension plan but its officers are participants in Second National's Plan. Second National's Plan is a defined benefit, non-contributory Pension Plan for all of its employees and is identified as "The Employees Retirement Plan of The Second National Bank of Warren". On September 11, 2000 retroactive to tax year 1999, Second National contributed to the Plan $1,179,387. The Pension Plan is fully funded. Retirement benefits under the Pension Plan are based primarily upon years of service and remuneration and take into account, among other things, retirement benefits paid under the Social Security Act. Remuneration, for purposes of the Plan, is the total of salaries, commissions, and bonuses paid during the year to the Plan participants. The normal retirement date for the Pension Plan is age 65. With the exception of $14,392 in pension benefits paid to retired Chief Executive Officer Alan G. Brant, no pension benefits were paid to the Named Officers in 2000.

The following table sets forth the estimated annual benefits at normal retirement age pursuant to the provisions of the Pension Plan to persons in specified remuneration and years-of-service classifications:

9

	Estimated Annual Pension for Representative Years of Credit Service (assuming retirement January 1, 2001)			
Final Average Remuneration	10	20	30	40
$100,000	$19,900	$39,700	$49,700	$49,700
125,000	$25,100	$50,200	$62,800	$62,800
150,000	$30,400	$60,700	$75,900	$75,900
175,000	$34,600	$69,100	$86,400	$86,400
200,000	$34,600	$69,100	$86,400	$86,400
250,000	$34,600	$69,100	$86,400	$86,400
300,000	$34,600	$69,100	$86,400	$86,400
350,000	$34,600	$69,100	$86,400	$86,400
400,000	$34,600	$69,100	$86.400	$86,400
500,000	$34,600	$69,100	$86,400	$86,400

As of December 31, 2000, officers Blossom, Kellerman, Stanitz, Bastic, Filarski and Brant, had 1, 19, 8, 15, 1 and 15 years, respectively, of completed credited service under Second National's Pension Plan.

EMPLOYEES' SAVINGS PLAN

The officers of Second Bancorp are participants in The Employees' Savings Plan of The Second National Bank of Warren. Any employee who has completed 90 days of service to Second National is eligible to participate in the Plan commencing the following quarter. The Plan provides that any eligible employee may elect a deduction from his/her salary, ranging from 1-15% of compensation per payroll period, the amount of which will be held by the Plan trustee for the account of such employee. Under the Plan (and subject to Internal Revenue Code limitations on individual participant's contributions to the Plan in any given year), Second National will contribute to the Plan, on behalf of each participating employee, an amount equal to 75% of the lesser of (i) the participating employee's contribution to the Plan, or (ii) 6% of the participating employee's compensation. Participation in the Plan is voluntary. Amounts held by the Plan trustee for a participating employee may be withdrawn by such employee upon termination of employment with Second National, upon the participant's retirement or in the event of his or her disability. Amounts set aside for a participating employee's benefit through salary deduction will be invested by the Plan trustee at the participant's direction in one of several investment vehicles — a Money Market Fund, a Second Bancorp Stock Fund, a Fixed Income Common Trust Fund, an Equity Common Trust Fund, or a Growth Common Trust Fund. Second National's portion of the contribution is invested solely in the Second Bancorp Stock Fund.

CERTAIN AGREEMENTS WITH EXECUTIVE OFFICERS

On April 1, 1985, Alan G. Brant and the Company entered into an agreement (as amended and extended from time to time) that set forth the conditions of his employment, the term of which extended through March 31, 2001. By Employment Commutation Agreement approved by the Board of Directors, the Company settled in full its remaining employment obligation to Mr. Brant effective September 30, 2000. In consideration of the payment to him of $185,984 (dollar-for-dollar pay out without premium or discount of salary and benefits due Mr. Brant for the remainder of the term of his employment) plus the cost of tax preparation services through tax year 2001, Mr. Brant retired as an employee of Second Bancorp and subsidiary Second National Bank. In addition, the Employment Commutation Agreement provides that all outstanding stock options held by Mr. Brant will remain exercisable for their full contractual term regardless of "early termination on retirement" provisions contained in the Company's option plans and agreements.

Mr. Brant and the Company are also parties to a deferred compensation agreement dated March 15, 1999. That agreement replaces a previous deferred compensation agreement and a supplemental pension agreement which provided Mr. Brant with an additional year of pension credit for every two years of service without regard to the limits placed on executive compensation by the Internal Revenue Code. Payments to Mr. Brant during 2000 under the deferred compensation agreement have been reported as "Other Annual Compensation" in the Summary Compensation Table of this proxy statement.

Effective December 6, 1999, R. L. (Rick) Blossom was elected President and Chief Operating Officer of Second Bancorp and President and Chief Executive Officer of Second National Bank. Concurrently, Mr. Blossom and the Company entered into an employment agreement and a deferred compensation agreement. The five year employment agreement provides for an initial annual base salary of $400,000, a prorated bonus for 1999 and a guaranteed $150,000 bonus for calendar year 2000, all subject to subsequent annual review and adjustment as merited. In addition, the agreement provides for (i) a lump sum payment to Mr. Blossom in the amount of $250,000 in compensation for foregone benefits at his prior employment, (ii) ten year options to purchase 20,000 shares of Company common stock (10,000 awarded on the date of his employment and 10,000 in 2000) at prevailing market prices on the dates of award, and (iii) an indeterminate number of performance restricted shares of stock to be granted and vest over a five year period. The number of performance restricted shares to be granted Mr. Blossom thereunder will be determined by the attainment of return on asset (ROA) and earnings per share (EPS) goals set out in the agreement. Mr. Blossom's deferred compensation agreement provides him with an additional year of pension credit for every two years of service without regard to the limits placed on executive compensation by the Internal Revenue Code.

Second Bancorp has also entered into management severance agreements with Named Officers Blossom, Kellerman, Stanitz, Bastic, Filarski and four other key executives. Those agreements generally provide certain benefits to the executive if his/her employment is terminated within three years after the date of any change in control of the Company or if the executive resigns within that time frame as a result of a significant reduction in job responsibilities or compensation, or significant relocation of his/her place of employment. Upon any such occurrence, the executive will be entitled to (i) continuation of salary and benefits for 2.99 years at an annual rate equal to his/her average gross compensation for the previous five years, and (ii) executive job search assistance. These agreements automatically terminate if the executive voluntarily resigns or is discharged for cause.

TRANSACTIONS WITH DIRECTORS AND MANAGEMENT

All directors and officers of Second Bancorp and the companies with which outside directors are associated, were customers of and transacted banking business with Second National Bank in the ordinary course of the Bank's business during calendar year 2000 and to date. Loans and commitments to loan included among such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unrelated persons. Such transactions did not involve more than the normal risk of collectibility or present other features unfavorable to the Bank.

During 2000 the Bank leased its Champion, Ohio banking center from the Cousins Company, a family partnership which is 50% owned by Director John C. Gibson, at the fair market annual rental rate of $40,212. The Bank continues to make monthly lease payments on that facility under a lease agreement expiring in 2004. Mr. Gibson also serves as Chairman of the Board of Jack Gibson Construction Company ("Gibson Construction"). During 2000, the Bank contracted with Gibson Construction for the renovation/repair of a number of facilities. Fair market fees paid to Gibson Construction by the Company during 2000 for services performed in the normal course of business totaled $9,677.

The Bank subleases space in its main office building to various entities including the Raymond John Wean Foundation which subleased office space in 2000 at a fair market annual rental rate of $16,452. Raymond John Wean, III, a Second Bancorp Director, is one of four administrators of the Foundation.

The law firm of Harrington, Hoppe & Mitchell, Ltd., of which Second Bancorp Director John L. Pogue is a member, was paid fees for various legal services performed for the Company and the Bank in the normal course of their business during 2000 and it is anticipated that such arrangement will continue. Legal fees paid the firm for services performed in 2000 were $189,437.59. In addition, the firm subleased space from the Bank in its main office building during 2000 at the fair market annual rental rate of $81,504.

PROPOSAL 1

FIXING THE NUMBER OF DIRECTORS

Pursuant to the Articles of Incorporation of Second Bancorp, the number of directors shall be fixed by the shareholders each year at the Annual Meeting. At the 2000 Annual Meeting, shareholders fixed the number of directors at eleven (11).

The Board of Directors recommends a vote in favor of fixing the number of directors at eleven (11).

PROPOSAL 2

ELECTION OF DIRECTORS

Pursuant to the Articles of Incorporation of Second Bancorp, the Board of Directors is divided into two classes, each consisting of approximately one-half of the entire board. The directors serve staggered two-year terms so that directors of only one class are elected at each Annual Meeting. At the forthcoming Annual Meeting, the shareholders will be asked to elect six (6) directors in Class I. Each director elected at the Annual Meeting will hold office until the 2003 Annual Meeting of Shareholders or, if earlier, until resignation or removal. Except as otherwise specified in the proxy, the shares represented by all properly executed and returned proxies will be voted for the election of the six nominees named below as directors of Second Bancorp. If, though currently unanticipated, a nominee should become unavailable to serve, proxies will be voted for the election of such person, if any, as shall be recommended by the Board of Directors.

There currently is a vacancy in Class II of the Board of Directors as result of the death of Director Robert J. Webster in January 2001. At last year's annual meeting, Mr. Webster was elected to a two-year term ending on the date of the Annual Meeting of Shareholders in 2002. As provided in the Company's Regulations, Board vacancies due to the death of an incumbent director may be filled for the remainder of the unexpired term by majority vote of the Board of Directors. The Board has no current plan to fill the vacancy but may do so at a later date.

The names of the nominees for director of Second Bancorp in Class I, together with specific information about the nominees, are as follows.

Nominees	Age	Principal Occupation During the Past Five Years and Directorships	Number and Percentage of Common Shares Owned Beneficially as of March 15, 2001 (1)	Director Since
Class I Term Expires in 2003.				
Dr. David A. Allen, Jr.	60	Dean, Kent State University - Trumbull Campus. Former Director of Trumbull Financial Corporation and the Trumbull Savings and Loan Company.	3,000	1998
R. L. (Rick) Blossom	53	President and Chief Executive Officer of Second Bancorp and President, Chief Executive Officer and Director of Second National Bank. Former Chief Executive Officer and Director of First National Bank of Southwestern Ohio and Senior Vice President and Chief Lending Officer of First Financial Bancorp.	31,124(2)	1999

Nominees	Age	Principal Occupation During the Past Five Years and Directorships	Number and Percentage of Common Shares Owned Beneficially as of March 15, 2001 (1)	Director Since
Class I Term Expires in 2003 (cont.).				
Norman C. Harbert	67	Co-Chairman and Co-Chief Executive Officer of The HAWK Corporation, owner of several manufacturing firms. Director of Second National Bank.	13,107(3)	1987
Phyllis J. Izant	38	Private Investor. Retired Development Associate for Leadership Gifts, Purdue University. Former Director of Trumbull Financial Corporation and the Trumbull Savings and Loan Company.	386,981 (3.87%)	1998
John L. Pogue	56	Member, Harrington, Hoppe & Mitchell, Ltd. (attorneys).	3,762(4)	1987
Raymond John Wean, III	52	Business Consultant. Former President and Chief Executive Officer of Barto Technical Services, Inc. Director of Second National Bank.	9,685(5)	1987

_____

(1) Unless otherwise indicated, each director's share ownership includes 2,000 currently exercisable options and each director's percentage ownership of the Company's stock is less than 1%.
(2) Includes 20,000 currently exercisable options.
(3) Includes 2,455.57 shares of stock held in a personal trust for Mr. Harbert's benefit.
(4) Includes 446 shares of stock held in a SEP IRA for Mr. Pogue's benefit.
(5) Includes 990 shares owned by Mr. Wean's wife and 999.241 shares owned for the benefit of a minor child.

The names of the four remaining Second Bancorp Directors, together with specific information about the directors, are as follows.

Directors	Age	Principal Occupation During the Past Five Years and Directorships	Number and Percentage of Common Shares Owned Beneficially as of March 15, 2001 (1)	Director Since
Class II Term Expires in 2002				
John A. Anderson	63	Chairman and Chief Executive Officer, The Taylor-Winfield Corporation, Ravenna Manufacturing Company and Hubbparts, Inc. Director of Second National Bank.	20,274	1987

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Directors	Age	Principal Occupation During the Past Five Years and Directorships	Number and Percentage of Common Shares Owned Beneficially as of March 15, 2001 (1)	Director Since
Class II Term Expires in 2002 (cont.).				
Alan G. Brant	69	Chairman of Second Bancorp and Director of Second National Bank. Former President of Second Bancorp and former President and Chief Executive Officer of Second National Bank.	131,373(2) (1.31%)	1987
John C. Gibson	73	Chairman of the Board, Jack Gibson Construction Company. Director of Sovereign Circuits, Inc. and Second National Bank.	32,821(3)	1987
James R. Izant	42	Private Investor. Former Executive Vice President, Secretary and Director of Trumbull Financial Corporation and the Trumbull Savings and Loan Company.	440,256(4) (4.40%)	1988

---

(1) Unless otherwise indicated, each nominee's share ownership includes 2,000 currently exercisable options and each nominee's percentage ownership of Second Bancorp stock is less than 1%.

(2) Includes 16,206 shares of stock held by Mr. Brant's wife, the beneficial ownership of which he has disclaimed; 22,568.03 fully vested shares of stock held for Mr. Brant's benefit by the Company's Savings Plan; and 36,300 shares of stock representing a like number of currently exercisable options owned by Mr. Brant.

(3) Includes 2,010.137 shares of common stock owned by, or for the benefit of, Mr. Gibson's wife, the beneficial ownership of which he has disclaimed; and 5,762.814 shares which are owned by the Jack Gibson Construction Company which company is controlled by Mr. Gibson.

(4) Includes 1,931 shares held in trust for a minor and 1,134 shares held in an IRA for Mr. Izant's benefit.

PROPOSAL 3

RATIFICATION OF AUDITORS

The Board of Directors, acting through its Audit Committee, has appointed Ernst & Young LLP as the independent certified public accountants of Second Bancorp for the year 2001. Ratification of that appointment will be acted upon at the Annual Meeting. A representative of Ernst & Young LLP will be present at the meeting and will be available to respond to appropriate questions and to make a statement, if desired.

The Board of Directors recommends ratification of the appointment of Ernst & Young LLP as Second Bancorp's independent certified public accountants for 2001.

MISCELLANEOUS

The Board of Directors of Second Bancorp is not aware of any matters which are to be presented at the forthcoming Annual Meeting of Shareholders other than those specifically enumerated herein and in the notice of the meeting.

Whether or not you expect to be present at the Annual Shareholders Meeting, it is important that you sign and return the enclosed proxy. If you do attend the meeting, you may vote personally rather than by proxy.

All shares represented by proxy in the form enclosed herewith will, in the absence of other instructions, be voted in favor of:

(1)   Fixing the number of directors at eleven (11);

(2)   Electing David A. Allen, Jr., R. L. (Rick) Blossom, Norman C. Harbert, Phyllis J. Izant, John L. Pogue, and Raymond John Wean, III as directors in Class I to serve until the 2003 Annual Meeting of Shareholders or until a successor is elected and qualified; and

(3)   Ratifying the appointment of Ernst & Young LLP as the independent certified public accountants of Second Bancorp.

Management knows of no other matters to be voted upon at the Annual Meeting. If any other matter properly comes before the Annual Meeting, it is the intention of the persons named in the form of proxy to vote upon any such matters in accordance with the recommendations of the Board of Directors.

The cost of solicitation of proxies shall be borne by Second Bancorp, including the cost of preparing and mailing this Proxy Statement. Such solicitation will be made primarily by mail but may also involve personal and telephonic contacts by the Board of Directors, employees and agents of Second Bancorp and Second National Bank.

SHAREHOLDER PROPOSALS — 2002

In order for shareholder proposals to be considered for presentation at the 2002 Annual Meeting of Shareholders, such proposals must be received by Second Bancorp no later than November 1, 2001. The Company's present intention is to conduct next year's Annual Meeting of Shareholders on April 9, 2002.

THE PROXIES ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PROXIES MAY BE REVOKED AT ANY TIME PRIOR TO THEIR EXERCISE BY NOTICE IN WRITING DELIVERED TO THE SECRETARY OF SECOND BANCORP OR BY EXECUTION OF A LATER DATED PROXY. FINANCIAL STATEMENTS FOR THE LATEST FISCAL YEAR, PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS, ARE CONTAINED IN SECOND BANCORP'S 2000 ANNUAL REPORT MAILED TO SHAREHOLDERS WITH THIS NOTICE AND PROXY STATEMENT. ADDITIONAL COPIES OF SECOND BANCORP'S ANNUAL REPORT FOR 2000 CAN BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST DIRECTED TO THE CORPORATION'S SECRETARY, CHRISTOPHER STANITZ, AT THE ADDRESS SET FORTH ON THE COVER OF THIS PROXY STATEMENT.

Christopher Stanitz
Secretary
Second Bancorp Incorporated

SECOND BANCORP INCORPORATED BOARD OF DIRECTORS
GUIDELINES ON GOVERNANCE

The Mission of the Board of Directors

Second Bancorp's Board of Directors represents the owners' interest in perpetuating a successful business, including optimizing long-term financial returns. The Board is responsible for determining that the Company is managed in such a way to ensure this result. This is an active, not a passive, responsibility. In addition to fulfilling its obligations to shareholders, the Board has responsibility to the Company's customers, employees, suppliers and to the communities where it operates – all of whom are essential to the success of the business.

Guidelines on Significant Board Governance Issues

Director Selection and Composition of the Board

1) Nominating and Governance Committee

The Nominating and Governance Committee shall be a standing committee of the Second Bancorp Board. Among such other functions as may be assigned to it from time to time, the Committee will be responsible for: (i) identification and recruitment of highly qualified candidates to serve as directors of Second Bancorp and its subsidiaries; (ii) the annual nomination, re-nomination or recommendation to the Second Bancorp Board of individuals to stand for election to vacant positions on the Boards of the Company and its subsidiaries; (iii) the ongoing assessment of the Board's overall performance in support of the medium-to-long term goals and best interest of the Company and its shareholders; and (iv) the periodic review and update of Board Governance Guidelines for Second Bancorp and its subsidiaries and consultation with the Second Bancorp Chairman on board committee assignments and other matters relating to the organization and administration of the Company's various boards.

2) Board Membership Criteria

The Nominating and Governance Committee is responsible for annually reviewing with the Bancorp Board the appropriate skills and characteristics required of the Company's various Boards in the context of each Board's then current make-up. The Committee's mission is to promote the creation of Boards of Directors comprising the best-qualified individuals who are available to serve regardless of gender, race, color or creed.

3) Director Duties, Responsibilities and Qualifications

It is the duty and responsibility of each director: (i) to use best efforts to be available for and attend all Board meetings and the meetings of all Board Committees on which he or she serves; (ii) to be prepared for and to effectively participate in those meetings; (iii) to contribute to advancement of the goals and initiatives of the Company; and (iv) to represent and actively promote the best interest of the Company and its subsidiaries. Additionally, it is the duty of each director to preserve and maintain the absolute confidentiality of all Board matters, material and activity. Breach of this duty of confidentiality may, at the sole discretion of a majority of the Board, result in a director's removal from the Board.

In addition, directors shall at all times: (i) maintain the highest personal and professional standards so as to reflect positively on the Company; (ii) scrupulously avoid any conflict of interest with the Company or any of its subsidiaries; (iii) maintain active business status in a no less responsible position with his or her current employer; and (iv) directly or beneficially own not less than 1,000 shares of Second Bancorp stock. A director not meeting any of the qualifications set out in this paragraph at any given time shall immediately tender his or her resignation as a director to the Chairman of the Board subject to acceptance or rejection by a majority of the Board. Directors failing to submit such resignation will be subject to removal by a majority of the Board.

4) Selection of New Directors

The Board itself is responsible, in fact as well as procedure, for selecting its own members and in recommending them for election by the stockholders. The Board delegates the screening process involved to the Nominating and Governance Committee with direct input from the Chairman of the Board and the Chief Executive Officer.

Board Leadership

5) Selection of Chairman

The Board shall elect its Chairman annually (or more often as may be necessary to fill a vacancy) by majority vote at its organizational meeting following the Company's annual meeting of shareholders or at such other time as the Board may determine to be appropriate. All directors, whether or not independent, are eligible to serve as Chairman. A director shall be considered to be "independent" if he or she is not, and has never been, an executive of the Company or any subsidiary.

Board Composition and Performance

6) Size of the Board

Second Bancorp's Articles of Incorporation provide that the shareholders shall fix the number of directors at the annual meeting subject to the Board's ability to increase or decrease the size of the Board by up to two directors in any given year. The Articles further provide that the number of directors shall in no case be less than 6 or more than 18.

7) Mix of Management and Independent Directors

The Board believes that as a matter of policy, all Second Bancorp directors should be independent with the exception of the President and/or Chief Executive Officer of the Company and, at the discretion of the Board, the President and/or Chief Executive Officer of any subsidiary.

8) Former Insider's Board Membership

In order to facilitate top management transition and to avoid the appearance of conflict, the Board believes that as a matter of policy any inside director (any director who is also an executive of the Company or any subsidiary) who resigns, retires or otherwise vacates his or her executive position should submit a resignation from the Board at the same time. For the sole purpose of initially transitioning to these Guidelines, any currently serving director who is a former executive of the Company shall retain his directorship through the end of his current term of election.

9) Mandatory Retirement

Directors or director candidates who will have reached the age of 70 on or before the date of the Company's annual meeting at which he/she would have stood for election shall not be eligible for nomination as a director of the Company.

The Board shall create the honorary, non-compensated position of "director emeritus" to recognize retiring directors.

10) Director Compensation and Expense Reimbursement

The Directors Compensation & Organization Committee shall report to the Chairman of the Board annually on the status of Company and subsidiary Boards' compensation in relation to peer companies. Changes in Board compensation shall be at the discretion of the Chairman of the Board with the Committee's input. Director fees (including apportioned retainers) will be paid quarterly in arrears.

It is the sense of the Board that it is customary and appropriate for the Company to reimburse directors for the reasonable cost of travel (including lodging and ground transportation where necessary) to and from Board and Committee meetings. Reimbursement shall be limited to directors whose primary residence is located more than 100 miles from the meeting location and shall not exceed $800 for any given meeting. Directors are expected to take all reasonable steps, including the advanced booking of airline tickets, to minimize their reimbursable expenses. No other director expenses are reimbursable without prior approval of the Chairman of the Board.

11) *Board's Interaction with Institutional Investors, Press, Customers, Etc.*

The Board believes that management speaks for the Company and that any inquiry regarding the performance, condition or strategies of the Company should be referred to an appropriate executive. Individual Board members may, from time to time at the request of management, meet or otherwise communicate with various constituencies of the Companies. If comments from the Board are appropriate, they should, as a matter of policy, come from the Chairman.

Meeting Procedures

12) *Scheduling of Board Meetings and Selection of Agenda Items*

The Chairman of the Board will announce the regular Board meeting schedule for the coming year in advance. Notice of meeting cancellations and special Board meetings will be provided as far in advance as possible.

The Chairman of the Board and Chief Executive Officer will establish the agenda for each Board meeting. Each Board member may, however, suggest the inclusion of item(s) on the agenda.

13) *Board Material Distributed in Advance*

It is the sense of the Board that information and data important to the Board's understanding of issues to be acted upon at meetings should be distributed to directors in advance where possible and appropriate.

Second Bancorp currently is a single subsidiary financial holding company. Second Bancorp's regularly scheduled Board meetings generally occur on a quarterly basis. It is the further sense of the Board that in order to keep Company directors updated on the performance of Second National Bank (but only so long as the Bank is the Company's sole operating subsidiary), it is appropriate for management to provide Second Bancorp directors with timely copies of the financial package provided to Bank directors in advance of their monthly meetings.

Committee Matters

14) *Number and Structure of Standing Board Committees*

The standing board committees of Second Bancorp will be the Directors Compensation & Organization Committee, and the Nominating and Governance Committee, each to comprise four directors and such non-voting resources as may be necessary. In addition, the Audit Committee (formerly known as the Directors Examining Committee) will be a joint standing committee of the Bank and Bancorp Boards comprising four directors and such non-voting resources as may be necessary. There may, from time to time, be occasions on which the Board may wish to form a new Committee or disband a current Committee depending upon circumstances. Committee membership shall be limited to independent directors.

The Chairman of the Board will review and update where necessary the stated purpose or charter of each standing Board Committee no less often than annually.

15) *Assignment of Committee Members*

The Chairman of the Board shall make all Committee assignments from among qualified Bank and Bancorp directors and appoint all Committee Chairmen after consultation with the Nominating and Governance Committee and taking into consideration the desires of individual Board members.

16) *Frequency and Length of Committee Meetings*

Each Committee Chairman, in consultation with the Chairman of the Board and members of the respective Committee, will determine the frequency and length of Committee meetings.

17) Committee Agenda and Meeting Minutes

The Committee Chairman, in consultation with the Chairman of the Board and appropriate members of management, will develop the Committee's agenda.

The Committee Chairman, in consultation with the Chairman of the Board, will appoint a secretary whose job it will be to formally document the activities of the Committee and maintain those minutes for the corporate record.

ANNEX 2

AUDIT COMMITTEE CHARTER

The Audit Committee ("the Committee"), of the Board of Directors ("the Board") of Second Bancorp Incorporated ("the Company"), will have the oversight responsibility, authority and specific duties as described in this charter. The Chairman of the Board shall review and reassess the adequacy of this charter annually.

COMPOSITION

The Committee will comprise three or more directors. The members of the Committee will meet the independence and experience requirements of the NASDAQ. The Chairman of the Board will make all Committee assignments and appoint the Committee Chairman after consultation with the Board's Nominating and Governance Committee.

RESPONSIBILITY

The Committee shall assist the Board in fulfilling its oversight responsibilities to the shareholders, the investment community, and others relating to the Company's financial statements and financial reporting process, the system of internal controls that management has established, the internal and external audit process, and the legal compliance and ethics programs as established by management. In addition, the Committee provides an avenue for communication between internal audit, the independent accountants, financial management and the Board. The Committee shall have a clear understanding with the independent accountants that they must maintain an open relationship with the Committee, and that the accountability of the independent accountants is to the Board and the Committee. The Committee will make regular reports to the Board concerning its activities.

It is not the duty of the Committee to plan or conduct audits or determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. The Committee shall take appropriate actions to set the overall corporate tone for quality financial reporting, sound business risk practices, and ethical behavior.

AUTHORITY

Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company. In that regard, the Committee will have the authority to approve the retention of external professionals to render advice and counsel in such matters.

MEETINGS

The Committee is to meet at least four times annually and as many additional times as the Committee deems necessary. Content of the agenda for each meeting should be cleared by the Committee Chair. The Committee is to meet in separate executive sessions with the chief financial officer, independent accountants and internal audit at least once each year and at other times when considered appropriate.

ATTENDANCE

Committee members will strive to be present at all meetings. As necessary or desirable, the Committee Chair may request that members of management and representatives of the independent accountants and internal audit be present at Committee meetings.

20

SPECIFIC DUTIES

In carrying out its oversight responsibilities, the Committee will:

1. Review the scope of internal audit's work plan for the year and receive a summary report of major audit findings by internal audit and how management is addressing the conditions reported.

2. Review the scope and extent of the independent accountants' annual audit. The independent accountants should confirm that no limitations have been placed on the scope or nature of their audit procedures.

3. Discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs.

4. Meet separately with the independent and internal auditors, with and without management present, to discuss the results of their examinations.

5. Inquire as to the independence of the independent accountants and obtain from them, at least annually, a formal written statement delineating all relationships between the independent accountants and the Company as required by the Independence Standards Board.

6. Review the interim financial statements with management and the independent auditors prior to the filing of the Company's interim quarterly financial statements on Form 10-Q. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The Committee Chair may represent the entire Committee for the purpose of this review.

7. Review with management and the independent auditors the financial statements to be included in the Company's annual report to shareholders, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

8. Have the authority and responsibility to evaluate and, where appropriate, replace the independent auditors. Annually, the Committee shall review and recommend to the Board the selection of the Company's independent auditors, subject to shareholders' approval.

9. Review the appointment and replacement of the senior internal audit executive.

10. Obtain, weigh and consider expert advice as to Audit Committee related rules as it may deem appropriate.

Second Bancorp Incorporated Annual Meeting of Shareholders

*   Room 117 of the Technology Building, Kent State University — Trumbull Campus, 4314 Mahoning Avenue, Warren, Ohio.



Second Bancorp Incorporated Annual Meeting of Shareholders

*Room 117 of the Technology Building Kent State University - Trumbull Campus,
4314 Mahoning Avenue, Warren, Ohio.



SECOND BANCORP INCORPORATED
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 8, 2001

The undersigned hereby appoints Eugene E. Rossi, Frederick M. Shape and Richard B. Thompson, and each of them, with power of substitution, proxies to represent the person(s) or entity identified on the reverse side hereof to vote all common shares of Second Bancorp incorporated, owned by the same at the Annual Meeting of Shareholders to be held in Room 117 of the Technology Building, Kent State University — Trumbull Campus, 4314 Mahoning Ave., NW., Warren, Ohio, on Tuesday, May 8, 2001, at 1:30 p.m. and any adjournment thereof, as marked on the reverse side hereof.

The proxies are also authorized to vote upon such other business as may properly come before the meeting.

None of the above named proxy holders are officers or employees of Second Bancorp Incorporated.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. THIS PROXY CONFERS AUTHORITY TO VOTE "FOR" THE PROPOSITIONS LISTED ON THIS PROXY CARD UNLESS OTHERWISE INDICATED. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS. THIS PROXY MAY BE REVOKED AT ANY TIME PRIOR TO EXERCISE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Please date, sign and mail your
proxy card back as soon as possible!

Annual Meeting of Shareholders
SECOND BANCORP INCORPORATED

May 8, 2001

Please Detach and Mail in the Envelope Provided

A ☒ **Please mark your**
votes as indicated
in this example

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING
PROPOSALS AND "FOR" THE ELECTION OF EACH DIRECTOR NOMINEE.

	VOTE FOR ALL	WITHHOLD VOTE FOR ALL	**Nominees:**			FOR	AGAINST	ABSTAIN
2. To elect directors in Class I to serve for a term of two years.	☐	☐	Allen Blossom Harbert P. Izent Pogue Wean, III	1. To fix the number of directors at 11.		☐	☐	☐
				3. To ratify the appointment of Ernst & Young LLP as the independent certified public accountants of Second Bancorp Incorporated.		☐	☐	☐

A SHAREHOLDER MAY WITHHOLD AUTHORITY TO
VOTE FOR ANY INDIVIDUAL NOMINEE BY LINING
THROUGH THE NOMINEE'S NAME.

The undersigned hereby ratifies and confirms all that said proxies, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue hereof, and hereby revokes any and all proxies heretofore given by the undersigned to vote at said meeting. The undersigned acknowledges receipt of Notice of Annual Shareholders Meeting and the Proxy Statement accompanying the notice.

I plan to attend the meeting in person. ☐

Signature of Shareholder(s)_____ Date Signed _____, 2001

Note: Please sign exactly as name appears above. When shares are held as joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title. If a corporation or partnership, please sign corporate or partnership name by authorized officer.